

July 20, 2010

Mr. William M. Guzik
Chief Financial Officer
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

> **Re: Midas, Inc.**
> **Form 10-K**
> **Filed March 18, 2010**
> **File No. 001-13409**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**

Dear Mr. Guzik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

General

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Elements of Compensation, page 32

2.   We note that you target executive base salaries at the 50th percentile of base salary levels paid to similarly situated executives. As such, it appears that you use benchmarking to determine levels of executive compensation. In future filings,

please disclose the companies against which you benchmark, including those that appear in any executive compensation surveys that you rely on in determining levels of compensation or advise as to why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director